AUTONATION, INC.

200 SW 1st Ave, Suite 1600

Fort Lauderdale, FL 33301

June 15, 2010

VIA EDGAR SUBMISSION

H. Christopher Owings

Assistant Director

Division of Corporate Finance

Mail Stop 3561

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	AutoNation, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 17, 2010 Definitive Proxy Statement on Schedule 14A Filed March 25, 2010 File No. 001-13107

Dear Mr. Owings:

This letter responds to the comments that AutoNation, Inc. (the “Company”) received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 7, 2010. For your convenience, we have set forth each of the Staff’s comments below followed by our response to each comment.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 15. Exhibits and Financial Statement Schedules, page 90

1.	We note that your Form 8-K dated April 28, 2006 attaches your Five-year Credit Agreement dated July 14, 2005. It appears that the schedules and exhibits related to your credit agreement as amended have not been filed on EDGAR. In your next periodic report, please refile this agreement, including all related schedules, exhibits and annexes.

Response:

We will refile our Credit Agreement, as amended, including the related schedules, exhibits and annexes (except that, with respect to certain information on a limited number of schedules and exhibits, we intend to request confidential treatment in accordance with the rules of the Commission), in our Quarterly Report on Form 10-Q for the second quarter of 2010.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 21

2.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

In the course of preparing our proxy statement for our 2010 Annual Meeting of Stockholders, we considered whether any disclosure was required under Item 402(s) of Regulation S-K. In order to make such determination, our management team, with the support of members of our Human Resources, Legal, and Finance teams, conducted a review of our compensation policies and practices in the context of risk management. Following this review, we concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. Accordingly, we concluded that no disclosure would be required in our proxy statement in response to Item 402(s) of Regulation S-K. These conclusions were reviewed and discussed with the Compensation Committee of our Board of Directors at a meeting held on March 19, 2010, and the Compensation Committee concurred with our conclusion.

In reaching the conclusion that the manner in which we compensate and incentivize our employees does not create risks that are reasonably likely to have a material adverse effect on the Company, we primarily considered the following factors:

•	Our compensation program is designed to incentivize management to optimize business performance, deploy capital productively, and increase long-term stockholder value.

•

Our executive officers and other key employees receive a blend of salary, cash-incentive awards, and equity-based awards as compensation. The equity-based awards are designed to align the long-term interests of management and our stockholders. We believe our compensation elements for this group balance short-term and long-term perspectives appropriately and do not encourage excessive risk-taking.

•

To further align the long-term interests of management and our stockholders and to ensure an owner-oriented culture, the Board has adopted executive stock ownership guidelines which require our senior executive officers to hold a significant amount of our common stock.

•

We operate an automotive retail business with similar compensation policies and practices among our retail stores that comprise our business, and with compensation plans generally similar to others in our industry. Although the majority of compensation provided to our field level employees is performance-based, our compensation plans are not designed to encourage excessive risk-taking by field level employees and do not provide for disproportionate rewards to them based on engaging in high-risk behavior.

•

No single store carries a significant portion of our risk profile (as of June 15, 2010, we have 204 stores). In addition, we do not have business units with the authority to engage in high-risk activities or the deployment of substantial capital that could result in material losses to the Company as a whole. Further, we do not have employees who are compensated based on taking significant risks with our capital.

*        *        *         *

In providing this response letter to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (954) 769-7224.

Respectfully submitted,

/s/ Jonathan P. Ferrando
Jonathan P. Ferrando
Executive Vice President, General Counsel and Secretary

cc:	Audit Committee of the Board of Directors of AutoNation, Inc.

Mike Jackson, Chairman and Chief Executive Officer

Michael E. Maroone, Director, President and Chief Operating Officer

Michael J. Short, Executive Vice President, Chief Financial Officer

Michael J. Stephan, Vice President – Corporate Controller